Exhibit 99.1

MESTEK, INC.CORPORATE
GOVERNANCE GUIDELINES

        Except for those matters reserved for decision by the Company’s stockholders, the Board of Directors is the ultimate decision-making body of the Company and the management of the Company is vested with the Board. The Board’s primary responsibility is to oversee the affairs of the Company for the benefit of its stockholders. The Board shall be entitled to consider the interests and needs of employees, customers, suppliers, communities and the greater good of society as it makes its best business judgments as to the long-term and short-term interests of the Company and its shareholders. It elects the senior management team, which is charged with the day-to-day conduct of the Company’s business, and the Board acts as an advisor and counselor to the management team and monitors its performance. Significant policy matters or matters involving significant issues of risk management will be considered by the Board, or, if arising between meetings, by the Executive Committee of the Board.

Selection and Composition of the Board

1. Board Membership Criteria

The Nominating/Governance Committee is responsible for reviewing with the Board, on an annual basis, the appropriate skills, values and qualifications desired of Board members. This assessment should include skills such as understanding of the application and use of some or all of the Company’s products, various manufacturing technologies, an understanding of general accounting principles as applied in the preparation and reporting of financial statements of a public company, and expertise and knowledge of management of a large multi-facility organization, international experience, and other pertinent characteristics ¯ all in the context of an assessment of the then current perceived needs of the Company. No Director shall serve as a director, officer or employee of a competitor of the Company. Each Board member should be a stockholder in the Company with a minimum of 500 shares owned within six months of election or appointment. Board members should be in a position to fully prepare for, regularly attend and actively participate in Board and Committee meetings and related functions. It is the sense of the Board that its members should be limited to no more than three other public company board memberships, though exception may be made in certain circumstances.

2. Selection and Orientation of New Directors

The Board itself is responsible for determining the optimum size of the Board, and selecting its own members for filling vacancies and in recommending nominees for election by the stockholders. The Board delegates the screening process involved to the Nominating/Governance Committee with the input from the Chairman and Chief Executive Officer. The Board and the Company will develop and maintain a complete orientation process for new Directors that includes background material, meetings with senior management and visits to Company facilities.

3. Extending the Invitation to a Potential Director to Join the Board

Upon review and approval of a prospective nominee by the entire Board, the invitation to join the Board should be extended by the Chairman and Chief Executive Officer on behalf of the Board.

7

C:\Documents and Settings\djanovsky\Local Settings\Temporary Internet Files\OLK20\Corporate Governance

Guidelines.doc

Board Leadership

4. Selection of Chairman and CEO

The Board will choose from its members a Chairman with due consideration for the experience, skills and values of a prospective nominee to this position.

It is the policy of the Board that the position of Chairman of the Board and Chief Executive Officer be held by the same person, except in unusual situations.

5. Lead Director

The Board will select a non-management Director who will assume the responsibility of chairing the regularly scheduled meetings of non-management Directors or other responsibilities which the non-management Directors as a whole might designate from time to time. A Vice Chairman of the Board, if one is designated, may fulfill the responsibilities of the Lead Director position.

      Board Composition

6. Size of the Board

The Bylaws of the Company currently authorizes three to fourteen members, and the Board in the recent past has ranged from seven to nine members. It is the sense of the Board that this size is appropriate and useful. However, the Board would be willing to go to a somewhat larger size in order to accommodate the availability of an outstanding candidate(s).

7. Mix of Independent and Management Directors

The Board believes that as a matter of policy, the Board should consist of a majority of independent directors.

A director shall not be deemed to be “independent” of the Company if he or she has a legal, business, or financial relationship to the Company (other than in his or her capacity as a director or a shareholder) that is either (a) material to the director, or (b) material to the director’s employer, any organization with which the director is affiliated, or to any immediate family member of the director.

Notwithstanding the above, a director shall not be deemed to be “independent” if, within the past three years, he or she (a) has been an employee of the Company, (b) received more than $100,000 per year in direct compensation from the Company (other than compensation as a director), (c) has been an employee of, or affiliated with, the Company’s present or former independent auditors, (d) has been part of an interlocking compensation committee of another company that concurrently employs such director, (e) was an executive officer or employee of a company that makes payments to, or receives payments from, the Company for property or services in an amount which in any single fiscal year exceeds the greater of $1 million, or 2% of such organization’s consolidated gross revenues, or (f) has an immediate family member who falls within category (a) or (b), who is or was affiliated with or employed in a professional capacity by the Company’s independent auditors, or who is an executive officer of any entity described in category (d) or (e), above.

8. Directors Who Change Their Present Job Responsibility

Directors are expected to advise the Chairman of the Board and the Chairman of the Nominating/Governance Committee promptly upon accepting any other public company directorship or any assignment to the audit committee or compensation committee of the board of directors of any public company of which such Director is a member.

Directors are expected to report changes in their business or professional affiliations or responsibilities, including retirement, to the Chairman of the Board and the Chairman of the Nominating/Governance Committee.

It is not the sense of the Board that in every instance the Directors who retire or change from the position they held when they came on the Board should necessarily leave the Board. There should, however, be an opportunity for the Board, via the Nominating/Corporate Governance Committee to review the continued appropriateness of Board membership under these circumstances.

9. Retirement Age

The Board previously approved a resolution requiring the retirement of any Director who attains the age of 75, and is retired from all business responsibilities for more than five years. The Board continues to believe that this policy is appropriate to maintain a level of business knowledge of each of the Directors.

10. Board Compensation Review

The Board of Directors or an authorized committee thereof will determine and review the form and amount of director compensation, including cash, equity-based awards and other director compensation. In connection with such director compensation, the Board of Directors will be aware that questions may be raised when directors’ fees and benefits exceed what is customary. Similarly, the Board of Directors will be aware that the independence of directors could be questioned if substantial charitable contributions are made to organizations in which a director is affiliated or if the Company enters into consulting contracts with, or provides other indirect compensation to, a director. The Board of Directors will critically evaluate each of these matters when determining the form and amount of director compensation, and the independence of a director. Notwithstanding above, no member of the Audit Committee may receive compensation from the Company except for fees paid in respect of the service of the Director in his capacity as such.

Performance of Duties by Director

11. Executive Sessions of Outside Directors

The non-management Directors of the Board will meet in Executive Session at least twice each year to be presided by the Lead Director. The Board of Directors or the Company will establish methods by which interested parties may communicate directly with the presiding director or with the non-management directors of the Board of Directors as a group and cause such methods to be disclosed.

12. Retention of Advisors

The Board and its several committees shall have the right from time to time, to retain and consult with outside advisors, including legal counsel, to assist the Directors in the performance of their duties, and shall also have the right to establish and approve the fees payable to such advisors and other material terms of their retention.

13. Assessing the Board’s Performance

The Board of Directors will conduct a self-evaluation annually to determine whether it and its committees are functioning effectively. The full Board of Directors will discuss the evaluation report to determine what, if any, action could improve Board and Board committee performance. The Board of Directors, with the assistance of the Nominating & Governance Committee, as appropriate, shall review these Corporate Governance Guidelines on an annual basis to determinate whether any changes are appropriate.

This assessment should be of the Board’s contribution as a whole and specifically review areas in which the Board and/or the management believes a better contribution could be made. Its purpose is to increase the effectiveness of the Board, not to target individual Board members.

Board Relationship to Senior Management

14. Regular Attendance of Non-Directors at Board Meetings

The Board welcomes the regular attendance at each Board meeting of the executive officers of the Company and Board members will have complete access to the Company’s management from time to time as the Board requires to fulfill its obligations.

Meeting Procedures

15. Selection of Agenda Items for Board Meetings

The Chairman and Chief Executive Officer will establish the agenda for each Board meeting and the Chairman of each committee shall set the agenda of the meetings of the applicable committee.

        Each Board member is free to suggest the inclusion of item(s) on the agenda.

16. Board Materials Distributed in Advance

It is the sense of the Board that information and data that is important to the Board’s understanding of the business be distributed in writing to the Board preferably at least one week before the Board meets. The management will make every attempt to see that this material is as brief as possible while still providing the desired information.

Directors must disclose to other Directors any potential conflicts of interest they may have with respect to any matter under discussion and, if appropriate, refrain from voting on a matter in which they may have a conflict

Committee Matters

17. Number, Structure and Independence of Committees

The current Committee structure of the Company is set forth in the Bylaws. There will, from time to time, be occasions in which the Board may want to form a new Committee or disband a current Committee depending upon the circumstances. The current four Committees are Audit, Executive, Compensation and Nominating/Governance. The Committee membership, with the exception of the Executive Committee, will consist only of independent Directors.

18. Assignment and Rotation of Committee Members

The Nominating Committee is responsible, after consultation with the Chairman and with consideration of the desires of individual Board members, for the assignment of Board members to various Committees.

It is the sense of the Board that consideration should be given to rotating Committee members periodically at about a five year interval, but the Board does not feel that such a rotation should be mandated as a policy since there may be reasons at a given point in time to maintain an individual Director’s Committee membership for a longer period.

19. Frequency and Length of Committee Meetings

The Committee Chairman, in consultation with Committee members, will determine the frequency and length of the meetings of the Committee.

20. Committee Agenda

The Chairman of the Committee, in consultation with the appropriate members of Management and staff, will develop the Committee’s agenda.

Each Committee will issue a schedule of agenda subjects to be discussed for the ensuing year at the beginning of each year (to the degree these can be foreseen). This forward agenda will also be shared with the Board.

Leadership Development

21. Formal Evaluation of the Chief Executive Officer

The independent Directors should make an evaluation annually of the performance of the Chief Executive Officer, and it should be communicated to the Chief Executive Officer by the (non-executive) Chairman of the Board or the Lead Director.

The evaluation should be based for the most part on objective criteria including performance of the business, accomplishment of long-term strategic objectives, development of management, and efforts to build long-term value for the shareholders.

The evaluation will be used by the Compensation Committee in the course of its deliberations when considering the compensation of the Chief Executive Officer.

22. Succession Planning

There should be an annual report by the Chairman on succession planning of persons into executive officer positions.

There should also be available, on a continuing basis, the Chief Executive Officer’s recommendation as a successor should he/she be unexpectedly disabled.

23. Management Development

There should be an annual report to the Board by the Chief Executive Officer on the Company’s program for management development. This report should be given to the Board at the same time as the succession planning report noted previously.

24. Amendment, Modification and Waiver

These Guidelines may be amended, modified or waived by the Board of Directors and waivers of these Guidelines may also be granted by the Nominating/Governance Committee, subject to the disclosure and other provisions of the Securities and Exchange Act of 1934, the rules promulgated thereunder and the applicable rules of the New York Stock Exchange.

Date: December 9, 2002
Revision: December 9, 2003